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                                                                   Exhibit a-5.2

                                                                    NEWS RELEASE
                                               Contact:  Dean Estrada, Treasurer
                                                                  (310) 209-3804


    CASTLE & COOKE, INC. ANNOUNCES RECEIPT OF PROPOSAL BY FLEXI-VAN LEASING,
      INC. TO ACQUIRE ALL OUTSTANDING COMMON SHARES OF CASTLE & COOKE, INC.


LOS ANGELES, CA - March 29, 2000 - Castle & Cooke, Inc. (NYSE:CCS) announced today that its Board of Directors has received a proposal from Flexi-Van Leasing, Inc., a corporation wholly owned by David H. Murdock, to acquire all of the outstanding shares of common stock of Castle & Cooke, Inc. not currently owned by Flexi-Van Leasing, Inc. or its affiliates. The all cash proposal of $17 per share is for the 73% of the common stock not already owned by David H. Murdock, Flexi-Van Leasing, Inc. or their affiliates and represents a 41% premium over today's closing price of $12.06.

The proposal contemplates the negotiation and execution of a binding agreement, which would contain customary terms and conditions for transactions of this type. In connection with its proposal, Flexi-Van Leasing, Inc. has engaged Deutsche Bank to advise on the transaction and has received a "highly confident" letter from Deutsche Bank with respect to the financing necessary to consummate the proposed transaction.

Flexi-Van Leasing, Inc. is the largest stockholder of Castle & Cooke, Inc., holding 4,501,310 shares of common stock or approximately 26.4% of the total number of outstanding shares of Castle & Cooke, Inc. David H. Murdock's sons also hold an additional 26,956 shares for a total combined ownership of 26.6%. David H. Murdock, owner of Flexi-Van Leasing, Inc., is the Chairman of the Board and Chief Executive Officer of Castle & Cooke, Inc. In light of David H. Murdock's involvement in the proposal, Castle & Cooke, Inc.'s Board of Directors has established a special committee of independent directors to review the proposal. Flexi-Van Leasing, Inc. reserves the right to terminate the proposal if a definitive agreement has not been executed by May 15, 2000.

Castle & Cooke, Inc. is a developer of residential and commercial real estate in Hawaii, California, North Carolina, Arizona, Georgia and Florida. The company owns and operates two of the world's highest-rated resorts on the island of Lana'i in Hawaii.



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